Exhibit (a)(1)(xiv)
This announcement does not constitute an offer to purchase any securities. The Offer is being made only pursuant to an Offer to Purchase and related acceptance forms, and is being made to all holders of ordinary shares, ADSs and certain convertible notes of STATS ChipPAC Ltd., subject to compliance with applicable laws. Holders of such securities are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of the SEC at www.sec.com.
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SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
(Company Registration Number: 199503003D)
(Incorporated in the Republic of Singapore)
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
16 March 2007
To: All holders of Options
Dear Sir/Madam
VOLUNTARY CONDITIONAL CASH OFFER BY SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD TO ACQUIRE ALL OF THE ISSUED ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES OF STATS ChipPAC Ltd.

1.	INTRODUCTION

1.1	Offer. On 1 March 2007 (the “Offer Announcement Date”), Goldman Sachs (Singapore) Pte. (“Goldman Sachs”) announced, for and on behalf of Singapore Technologies Semiconductors Pte Ltd (the “Offeror”), that the Offeror intends to make a voluntary conditional cash offer (the “Offer”) for:

(a)	issued ordinary shares (“Ordinary Shares”) in the share capital of STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company”) and American Depositary Shares of STATS ChipPAC (“ADSs”), each of which represents ten Ordinary Shares;

(b)	new Ordinary Shares and ADSs unconditionally issued or to be issued pursuant to the valid conversion of outstanding convertible notes issued by the Company; and

(c)	new Ordinary Shares unconditionally issued or to be issued pursuant to the valid exercise of the options (each, an “Option”) granted under the STATS ChipPAC Ltd. Share Option Plan, the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan (the “Option Plans”).

1.2	Offer to Purchase. You should have received a copy of the offer to purchase dated 16 March 2007 (the “Offer to Purchase”) to the shareholders of STATS ChipPAC, and a Form of Acceptance and Authorisation (“FAA”), together with this letter.

1.3	Options Proposal. In the Offer to Purchase, it is stated that a proposal (“Options Proposal”) will be made by or on behalf of the Offeror, to the holders of Options. This letter contains, inter alia, the Options Proposal.

1.4	Interpretation. This letter should be read and construed together with and in the context of the Offer to Purchase. Terms defined in the Offer to Purchase shall have the same meaning when used in this letter.

2.	THE OFFER

2.1	Offer Terms. Subject to the terms and conditions set out in the Offer to Purchase, the Offeror is making the Offer on the following basis:

(a)	The Offeror will make the Offer for all Ordinary Shares and ADSs not already owned by the Offeror as at the date of the Offer (the “Offer Shares”), in accordance with

Section 139 of the Securities and Futures Act, Chapter 289 of Singapore, the Singapore Code on Take-overs and Mergers (the “Code”), the United States tender offer rules and other applicable United States federal securities laws and regulations.

(b)	The price for each Offer Share (the “Offer Price”) will be as follows:

(i)	for each Ordinary Share: S$1.75 in cash; and

(ii)	for each ADS: S$17.50 in cash.

However, in the event that the Offeror acquires or agrees to acquire (or is deemed or treated under Section 215 of the Companies Act, Chapter 50 of Singapore (the “Companies Act”) as having acquired or agreed to acquire) Ordinary Shares (including Ordinary Shares represented by ADSs but excluding those Ordinary Shares or ADSs held by its related corporations[1] or their respective nominees as at the date of the Offer to Purchase which are acquired or agreed to be acquired by it) during the period from (and including) the date of the Offer to Purchase up to (and including) the final closing date of the Offer (whether pursuant to valid acceptances of the Offer or otherwise) which are equal to or more than the 90% Threshold, the Offer Price will be raised as follows (the “Higher Offer Price”):

(A)	for each Ordinary Share: S$1.88 in cash; and

(B)	for each ADS: S$18.80 in cash.

“90% Threshold” means 90 per cent. of the total number of issued Ordinary Shares (including Ordinary Shares represented by ADSs but excluding any Ordinary Shares held by the Company as treasury shares) as at the final closing date of the Offer (other than those already held by the Offeror, its related corporations or their respective nominees as at the date of the Offer to Purchase).

In addition, the Offeror will pay the Higher Offer Price in the event that the Offeror acquires or agrees to acquire (or is deemed or treated under Section 215 of the Companies Act as having acquired or agreed to acquire) Ordinary Shares (including Ordinary Shares represented by ADSs but excluding those Ordinary Shares or ADSs held by its related corporations or their respective nominees as at the date of the Offer to Purchase which are acquired or agreed to be acquired by the Offeror) during the period from (and including) the date of the Offer to Purchase up to (and including) a date prior to the final closing date of the Offer (whether pursuant to valid acceptances of the Offer or otherwise) which results or would result in the Offeror holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs but excluding any Ordinary Shares held by STATS ChipPAC as treasury shares) which are equal to or more than 90% of the maximum potential issued share capital of STATS ChipPAC as of such date, provided, however, that the earliest date on which the increase in the Offer Price will take effect is the close of the initial offer period.

(c)	The Offer Shares will be acquired (i) fully paid; (ii) free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever; and (iii) together with all rights, benefits and entitlements attached thereto as at the Offer Announcement Date and thereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) declared, paid or made by STATS ChipPAC on or after the Offer Announcement Date.

[1]	Under the Companies Act, Chapter 50 of Singapore, a corporation is related to another corporation if the first mentioned corporation is a holding company or a subsidiary of, or a subsidiary of the holding company of, the other corporation.

2.2	Offer Shares. The Offer will also be extended to:

(a)	all issued Ordinary Shares and ADSs owned, controlled or agreed to be acquired by parties acting or deemed to be acting in concert with the Offeror in connection with the Offer;

(b)	all new ADSs issued pursuant to the deposit with the ADS depositary, Citibank, N.A., of any Ordinary Shares prior to the final closing date of the Offer;

(c)	all new Ordinary Shares and ADSs unconditionally issued or to be issued pursuant to the valid conversion prior to the final closing date of the Offer of any Convertible Notes; and

(d)	all new Ordinary Shares unconditionally issued or to be issued pursuant to the valid exercise prior to the final closing date of the Offer of any Options.

For the purposes of the Offer and for the avoidance of doubt, the expression “Offer Shares” will include all such Ordinary Shares and Ordinary Shares represented by all such ADSs.

2.3	Exercise of Options. Holders of Options who wish to exercise all or part of their Options (the “Exercising Optionholders”) for the purpose of accepting the Offer in respect of the Ordinary Shares to be unconditionally allotted and issued fully paid to them pursuant to the exercise of their respective Options, should:

(a)	give the relevant exercise notice(s) in accordance with the terms of the relevant Option, the STATS ChipPAC Ltd. Share Option Plan, the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan or the STATS ChipPAC Ltd. Substitute Equity Incentive Plan, as the case may be and as applicable, accompanied by a remittance of the full amount of the exercise price for the relevant number of Ordinary Shares to the Company Secretary of STATS ChipPAC at its registered office at 5 Yishun Street 23, Singapore 768442 or its office address at 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059. Exercising Optionholders should note the time allowed to STATS ChipPAC under the terms of the relevant Option, the STATS ChipPAC Ltd. Share Option Plan, the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan or the STATS ChipPAC Ltd. Substitute Equity Incentive Plan, as the case may be, to allot the Ordinary Shares to Exercising Optionholders upon exercise of the Options;

(b)	complete and sign the FAA for the Ordinary Shares in accordance with the provisions of the Offer to Purchase as well as the provisions and instructions printed on the FAA for the Ordinary Shares; and

(c)	forward the duly completed and signed FAA for the Ordinary Shares at his or her own risk to the Company Secretary of STATS ChipPAC before 12.00 noon Singapore time on the Closing Date (as defined in the Offer to Purchase) for onward transmission to Singapore Technologies Semiconductors Pte Ltd, c/o The Central Depository (Pte) Limited, 4 Shenton Way #02-01, SGX Centre 2, Singapore 068807.

2.4	FAA. Holders of Options should note that The Central Depository (Pte) Limited (“CDP”) will credit the Securities Accounts of the Exercising Optionholders with the number of new Ordinary Shares only after receiving the share certificates from M & C Services Private Limited, the Share Registrar, and after the new Ordinary Shares have been approved for listing on the SGX-ST.

Holders of Options should also note that if the Securities Accounts of the Exercising Optionholders are not credited with the relevant number of new Ordinary Shares by the date of receipt by CDP, on behalf of the Offeror, of the FAA (provided that the date of receipt is on or before the Closing Date), the acceptance of the Offer by the Exercising Optionholders will be rejected.

2.5	Duration of the Offer. The Offer shall remain open for acceptance until 3.30 p.m. Singapore time, 3.30 a.m. New York City time on Friday, 13 April 2007 (“Closing Date”), or such later date(s) as may be announced from time to time by or on behalf of the Offeror. Settlement of the consideration to be made to the accepting Exercising Optionholders will be made on the basis set out in the Offer to Purchase.

3.	OPTIONS PROPOSAL

3.1	Options. In addition to extending the Offer to all new Ordinary Shares to be issued pursuant to the valid exercise of Options on or prior to the close of the Offer, the Offeror hereby makes the Options Proposal to each holder of Options, on the following terms:

(a)	subject to the Offer being declared unconditional in all respects; and

(b)	the relevant Options continuing to be exercisable into new Ordinary Shares,

the Offeror will pay a holder of such Options a cash amount (determined as provided below) (the “Option Price”) in consideration of such a holder agreeing:

(i)	not to exercise any of such Options into new Ordinary Shares; and

(ii)	not to exercise any of his or her rights as a holder of such Options,

in each case from the date of his or her acceptance of the Options Proposal to the respective dates of expiry of such Options. Further, if the Offer is declared unconditional in all respects, a holder of the Options who has accepted the Options Proposal will also be required to surrender all of his or her Options for cancellation. If the Offer lapses or is withdrawn or if the relevant Options cease to be exercisable into new Ordinary Shares, the Options Proposal will lapse accordingly.

3.2	Option Price. The Option Price is calculated on a “see-through basis”. In other words, the Option Price for an Option will be the amount (if positive) of the Offer Price or (if applicable) the Higher Offer Price less the exercise price of that Option. If the exercise price of an Option is equal to or more than the Offer Price or (if applicable) the Higher Offer Price, the Option Price for each Option will be the nominal amount of S$0.001.

3.3	Procedure for Acceptance. A holder of Options who wishes to accept the Options Proposal (the “Accepting Optionholder”) should do the following:

(a)	complete and sign the acceptance letter for the Options Proposal (the “Acceptance Letter”) enclosed herein; and

(b)	forward the duly completed and signed Acceptance Letter at his or her own risk by 3.30 p.m. Singapore time on the Closing Date or such later date(s) as may be announced from time to time by or on behalf of the Offeror to Singapore Technologies Semiconductors Pte Ltd, c/o M&C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906.

3.4	Duration of Options Proposal. The Options Proposal shall remain open for acceptance until 3.30 p.m. Singapore time on the Closing Date or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

3.5	Settlement. Subject to the receipt by the Offeror from the Accepting Optionholder of the duly completed Acceptance Letter, and to the fulfillment of the conditions set out in paragraph 3.1 above, remittances in the form of cheques for the appropriate amounts will be despatched to the Accepting Optionholder by ordinary post and at the risk of such Accepting Optionholder as soon as practicable and in any case:

(a)	in respect of acceptances of the Options Proposal which are received on or before the date on which the Offer is declared to be unconditional, within 14 calendar days of that date; or

(b)	in respect of acceptances of the Options Proposal which are received after the date on which the Offer is declared to be unconditional, but before the Offer closes, within 14 calendar days of the date of such receipt.

4.	OTHERS

4.1	STATS ChipPAC Circular. You should note the circular that will be issued shortly by STATS ChipPAC in relation to the Offer (the “STATS ChipPAC Circular”) within 14 days from the date of the Offer to Purchase. As required under the Code, the STATS ChipPAC Circular will contain the advice of the independent financial adviser to the independent directors of STATS ChipPAC and the recommendation of the independent directors of STATS ChipPAC on the Offer. It will be filed with the U.S. Securities and Exchange Commission as a “Solicitation/Recommendation Statement on Schedule 14D-9”. The Schedule 14D-9 will also contain other important information and we recommend that holders of Ordinary Shares and ADSs review the information carefully when it becomes available.

4.2	Caution. Holders of Options should note that the Offer is subject to conditions described in the Offer to Purchase, including the Minimum Tender Condition. If the Minimum Tender Condition is not satisfied and the other conditions are not satisfied or waived, the Offeror may terminate the Offer. If you exercise your Options with the intent of accepting the Offer with respect to the underlying Ordinary Shares, and the Offer subsequently lapses or is terminated by the Offeror, you would not be able to rescind your exercise and take back your Options.

You should carefully consider the consequences of exercising your Options or accepting the Options Proposal described herein. You should also refer to the terms of your option plan and the Offer to Purchase for important information about the effect of the Offer and the Compulsory Acquisition on your Options.

For example, if the Offer is declared unconditional in all respects, any purchase of Ordinary Shares by the Offeror would reduce the number of Ordinary Shares that might otherwise trade publicly and may reduce the number of holders of Ordinary Shares, which could adversely affect the liquidity and market value of the Ordinary Shares. Similarly, if the Offeror were to effect a Compulsory Acquisition, it would also delist the Ordinary Shares and there would be no public trading market for the Ordinary Shares, which could adversely affect the liquidity and market value of the Ordinary Shares. Any reduction in liquidity or market value of the Ordinary Shares may adversely affect the value of your Options, which are exercisable into such Ordinary Shares.

Please also note that you do not have the right to require the Offeror to repurchase your Options as a result of the Offer or the Compulsory Acquisition, although you may have a right to require the Offeror to purchase any Ordinary Shares that you receive upon exercise of your Options. Please refer to the Offer to Purchase for more detailed information about the possible effects of the Offer and the Compulsory Acquisition.

4.3	Responsibility Statement. The issue of this letter has been approved by all the directors of the Offeror (including any who may have delegated detailed supervision of this letter) who have taken all reasonable care to ensure that the facts stated and all opinions expressed in this letter are fair and accurate and that no material facts have been omitted from this letter, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or publicly available sources (including, without limitation, in relation to STATS ChipPAC), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this letter.

4.4	Offer Consultation. If you are in any doubt about the Offer, the Options Proposal or the action that you should take, you should consult your stockbroker, bank manager, solicitor or other professional adviser immediately.

4.5	Tax Consultation. If you are in any doubt as to the tax consequences of accepting the Offer or the Options Proposal, you should consult your tax adviser concerning the application of Singapore tax and/or U.S. federal income tax applying to your particular tax situation.

4.6	No Third Party Rights. Unless expressly provided to the contrary in this letter, a person who is not a party to any contracts made pursuant to the Offer and this letter has no rights under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore, to enforce any term of such contracts. Notwithstanding any term herein, the consent of any third party is not required for any subsequent agreement by the parties hereto to amend or vary (including any release or compromise of any liability) or terminate such contracts. Where third parties are conferred rights under such contracts, those rights are not assignable or transferable.

Questions and requests for assistance may be directed to the Financial Adviser in
Singapore at 1800 889-2638 (within Singapore) + 65 6889-2638 (from overseas)
(9 a.m. – 6 p.m. Singapore time) or the Information Agent in the United States at
+ 1 800 322-2885 (toll free within the United States, 9 a.m. – 9 p.m. New York City time).
Yours faithfully,

Singapore Technologies Semiconductors Pte Ltd

To:	Singapore Technologies Semiconductors Pte Ltd c/o M & C Services Private Limited 138 Robinson Road #17-00 The Corporate Office Singapore 068906
Dear Sirs
ACCEPTANCE LETTER FOR THE OPTIONS PROPOSAL

1.	I refer to the Options Proposal set out in the letter dated 16 March 2007 from yourselves (the “Letter”), enclosing a copy of the Offer to Purchase dated 16 March 2007 (the “Offer to Purchase”). The terms used in this letter carry the same meaning as defined in the Letter and the Offer to Purchase.

2.	I hereby confirm my acceptance of the Options Proposal in respect of the number of Options (the “Relevant Options”), the exercise period and the exercise price of which are, as follows:

	Exercise	Exercise
Number of Options	Price (S$)	Period

3.	I hereby confirm my understanding that the Options Proposal is subject to (a) the Offer being declared unconditional in all respects, and (b) the Relevant Options continuing to be exercisable into new Ordinary Shares.

4.	I hereby agree that, in consideration of you paying me the Option Price (as defined in the Letter) for each Relevant Option pursuant the Options Proposal as set out in this Letter, I will not:

(a)	exercise the Relevant Options into new Ordinary Shares; and

(b)	exercise any of my rights as a holder of the Relevant Options,

from the date of this letter to the respective date(s) of expiry of the Relevant Options.

5.	I hereby further agree that, if the Offer is declared unconditional, I will also be required to surrender all of the Relevant Options for cancellation. If the Offer lapses or is withdrawn or if the Relevant Options cease to be exercisable into new Ordinary Shares, the Options Proposal will lapse accordingly.

6.	This letter shall be governed by, and construed in accordance with, the laws of Singapore.

7.	A person who is not a party to any contracts made pursuant to the Offer and this Letter has no rights under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore, to enforce any term of such contracts. Notwithstanding any term herein, the consent of any third party is not required for any subsequent agreement by the parties hereto to amend or vary (including any release or compromise of any liability) or terminate such contracts. Where third parties are conferred rights under such contracts, those rights are not assignable or transferable.
Yours faithfully

Name:

NRIC/ Passport:

Residential Address:

Date:

FOR OFFICIAL USE Total Consideration

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